Exhibit 99.20

SILVER  WHEATON

FOR IMMEDIATE RELEASE	Toronto Stock Exchange: SLW, SLW.WT
March 7, 2005	www.silverwheaton.com

RECORD RESERVE / RESOURCE LEVELS ACHIEVED AT LUISMIN

Silver Wheaton Corp. (Vancouver, British Columbia) is pleased to report record levels of silver reserves and resources at the Luismin San Dimas and San Martin Mines in Mexico, as of December 31, 2004.  From year end 2003, Luismin increased silver reserves by 23% to over 40 million ounces, and increased silver resources by 4% to more than 145 million ounces.  Silver Wheaton now has nearly 70 million ounces of silver in reserves, and more than 180 million ounces of silver in resources.

Eduardo Luna, Chairman & Chief Executive Officer of the Company said: “The reserve growth at San Dimas will allow an accelerated processing expansion during 2005, with production capacities climbing to over 2,000 tonnes per day.  Silver production from the Luismin operations in 2005 will grow to nearly 8 million ounces.  When combined with the production from Zinkgruvan, Silver Wheaton silver production during 2005 should approach 10 million ounces.”

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Proven and Probable Reserves

	classification	million tonnes	g Ag/t	million ounces
San Dimas	Proven	1.09	489	17.2
	Probable	1.49	442	21.2
San Martin	Proven	0.61	67	1.3
	Probable	0.34	51	0.6
Zinkgruvan	Proven	7.88	103	26.1
	Probable	1.63	68	3.6
TOTAL Proven and Probable Silver Reserve				69.9

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Measured, Indicated and Inferred Resources

	classification	million tonnes	g Ag/t	million ounces
Zinkgruvan	Measured	1.07	34	1.2
Zinkgruvan	Indicated	3.71	60	7.2
Total Measured and Indicated Silver Resource				8.4
San Dimas	Inferred	13.26	316	134.8
San Martin	Inferred	2.54	133	10.8
Zinkgruvan	Inferred	9.17	97	28.7
TOTAL Inferred Silver Resource				174.3

Notes:

1.

San Dimas and San Martin Mineral Reserves and Mineral Resources have been calculated as of December 31, 2004 in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101.

2.

Zinkgruvan Mineral Reserves and Mineral Resources have been calculated as of March 31, 2004 in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101.

3.

Data shown is Silver Wheaton’s share of reserves and resources.

4.

All Mineral Resources are exclusive of Mineral Reserves.

5.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.

Qualified Person for the San Dimas and San Martin Mineral Reserve and Mineral Resource estimates as defined by the National Instrument 43-101 is Renaldo Rivera, AusIMM, an employee of Luismin S.A. de C.V.  Randy V.J. Smallwood, P.Eng., currently the Director, Project Development for Silver Wheaton Corp. has audited the estimates.

7.

Qualified Persons for the Zinkgruvan Mineral Reserve and Mineral Resource estimates is John R. Sullivan, P.Geo. and G. Ross McFarlane, P.Eng., both of Watts Griffis McOuat Limited.  Their independent technical report was filed on SEDAR on December 15, 2004.

8.

San Dimas Mineral Reserves and Mineral Resources are estimated using appropriate recovery rates and commodity prices of US$ 5.50 per ounce of silver.

9.

Zinkgruvan Mineral Reserves and Mineral Resources are estimated using appropriate recovery rates and commodity prices of US$ 5.00 per ounce of silver.

Silver Wheaton is the only mining company in the world with 100% of its revenue from the sale of silver, and expects to sell approximately 10 million silver ounces in 2005. Silver Wheaton is debt-free, unhedged and aggressively seeking further growth.

Cautionary Note Regarding Forward Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of silver, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Silver Wheaton to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of silver, as well as those factors discussed in the section entitled “Risk Factors” in Silver Wheaton’s Filing Statement dated October 8, 2004 as filed with the securities regulatory authorities in Canada via SEDAR.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For information contact:

Julia Hasiwar

Director, Investor Relations

(604) 696-3011

1-800-380-8687

Email: info@silverwheaton.com